Taliman Energy Inc.
Suite 2000, 888 3rd Street S.W.
Calgary, Alberta  T2P 5C5
www.talisman-energy.com

October 5, 2012

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Washington, D.C.  20549
United States

Re:    Talisman Energy Inc.
Form 40-F for Fiscal Year ended December 31, 2011
Filed March 5, 2012
File No. 001-06665

Ladies and Gentlemen:

Set forth below is the response of Talisman Energy Inc. (the “Company”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 25, 2012, with respect to the Form 40-F for Fiscal Year ended December 31, 2011 (File No. 001-06665), filed with the Commission on March 5, 2012 (the “Form 40-F”).

For your convenience, our response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.

1.
Expand your discussion of your proved undeveloped reserves (PUDs) to address all of the causes for material changes in your PUDs during the year.  Currently, you address only the conversion of PUDs to proved developed.  Address also extensions and discoveries, sales and acquisitions, etc.  See Item 1203 of Regulation S-K.

Response:

We respectfully submit that our Form 40-F is in material compliance with Item 1203 of Regulation S-K; however, after review of the filings of other registrants and related correspondence of other registrants with the Staff, we propose to enhance our future Form 40-F filings by including disclosure changes similar to that presented below, to more clearly address all of the causes for material changes in the Company’s PUDs during the relevant year.

“Talisman’s proved undeveloped reserves were 549 mmboe as at December 31, 2011, an increase of 94 mmboe over year end 2010. The following table reflects the changes to the proved undeveloped reserves during the year ending December 31, 2011.

	Oil and Natural Gas Liquids	Natural Gas	Total
	mmbls	bcf	Mmboe

Proved Undeveloped Reserves at December 31, 2010	129	1,955	455
Discoveries, Additions and Extensions	28	817	164
Purchase of Reserves	8	27	12
Sale of Reserves	(0)	(127)	(21)
Net Revisions and Transfers	(4)	77	9
Conversion to Proved Developed Reserves	(22)	(289)	(70)
Proved Undeveloped Reserves at December 31, 2011	139	2,460	549

Talisman had 164 mmboe of additions in 2011, which included 102 mmboe in the Marcellus shale. In 2011, Talisman converted 70 mmboe (16% of the Company’s 2010 proved undeveloped reserves) into proved developed reserves primarily due to the commencement of major development projects in Southeast Asia and drilling in North America shale plays. Talisman spent approximately $840 million in 2011 in order to develop its proved undeveloped reserves. Talisman also sold 21 mmboe of proved undeveloped reserves in Canada and acquired 12 mmboe in Colombia.

As at December 31, 2011, the only material proved undeveloped reserves that were five years or older are in Indonesia (42 mmboe), Malaysia (7 mmboe), Norway (30 mmboe) and UK (17 mmboe). The Southeast Asia undeveloped reserves are gas reserves that will be drilled as needed in the next five years to meet gas deliverability requirements for existing gas contracts. The Norway and UK undeveloped reserves are attributable to projects that are underway in those regions. For both the Norway and the UK, a significant portion of each of the project’s total capital has been spent to date.

Talisman booked certain of its proved undeveloped reserves in North America, where there exists reliable technology that established reasonable certainty of economic producibility at distances greater than the directly offsetting development spacing areas. Talisman utilized a combination of 3D seismic, core analyses, borehole logs, well tests, production history and numerical simulation in order to attain the reasonable certainty required to book proved undeveloped reserves.”

The Company hereby acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Bob Rooney at (403) 237-1450 or Gillian Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Sincerely,

TALISMAN ENERGY INC.

By:   /s/ Bob Rooney
        Bob Rooney
Executive Vice-President, Legal and General Counsel

cc:	Paul Monsour (Securities and Exchange Commission)
Alan Baden (Vinson & Elkins L.L.P.)
James Prince (Vinson & Elkins L.L.P.)
Gillian Hobson (Vinson & Elkins L.L.P.)

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